SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR 3 NEW LONDON RUNWAYS,
1 EACH AT GATWICK, HEATHROW AND STANSTED

Ryanair, the UK's only ultra low cost carrier (ULCC) today (18 July) made a submission to the UK Government's Airports Commission, calling on Sir Howard Davies and his team to resolve the 30 year old runway shortage in the South East of England by recommending that each of the 3 main London airports, Gatwick, Heathrow and Stansted, be allowed to develop, at the earliest possible date, one new additional runway each, which will result in 3 new runways serving London, which will finally address runway capacity in the South East for the next 50 years, thereby allowing competition between the 3 airports, to ensure that these new runways are delivered in a timely, efficient and cost competitive manner which will maximise the gains for UK consumers and visitors.

Ryanair in its submission has rubbished any new Greenfield airport plan such as 'Boris Island', which it criticised as being more of the failed political interference that has bedevilled UK infrastructure projects over the past 30 years.  Ryanair believes that any new greenfield airport will take many decades to deliver, and will result in vast overspending and inefficiency due to the absence of any existing airport or ground transport infrastructure at any such greenfield site.

The approval of 3 new London runways will prevent the kind of regulatory gaming which has bedevilled London runway capacity under the failed BAA airport monopoly, and the "inadequate" CAA regulatory regime over the past 30 years.  This failed airport regulatory model allowed the BAA monopoly to constrain capacity delivery, in order to charge monopoly prices to airlines and consumers, which has done such damage to UK aviation and tourism since the BAA airport monopoly was first privatised in the 1980's.  Ryanair has called on the Airports Commission to adopt its 3 new London runway proposal, which is the timeliest, most efficient long-term solution to the chronic runway shortages currently suffered by all airlines and passengers at the 3 main London airports.  This new 3 runway strategy will restore London's leadership of European aviation - without any political funding - and enable the South East to respond competitively to the new runway developments which have recently been completed in Madrid, Paris and Frankfurt.

Ryanair's Michael O'Leary said:

"Three new runways at the three competing London airports is the only sensible and consumer focused solution to the chronic runway capacity shortages in London and the South East of England.  We cannot wait 30 years and allow billions of pounds to be wasted on 'Boris Island'.   Because each airport and each airline (apart from Ryanair) wants to limit competition, they tend to advocate only one runway solutions and only at their airport.  This means that UK aviation will continue to be hand-cuffed by political interference, and "NIMBY" opposition which has stymied aviation policy for the last 30 years.  The UK in general and London in particular is being left behind by new runway developments in competitor cities such as Frankfurt, Paris and Madrid.

The failure of recent UK Governments to stand up to misleading environmental groups and their willingness to pander to narrow 'NIMBY' interests at individual airports has allowed UK aviation, tourism and job creation to be hijacked by backward looking luddites. Sadly the very appointment of the Davies Commission is just the latest example of the spineless approach of David Cameron's Government which talks about stimulating growth and job creation, but instead of pursuing growth policies they pander to tree huggers and NIMBYS.

Ryanair believes that the solution to the runway shortage in London is both simple and straightforward.  Thanks to the recent break-up of the BAA airport monopoly, London now has three competing airports, but no spare runway capacity.  Instead of pandering to the expensive lobbyists of Ferrovial and Heathrow, the Davies Commission should recommend that three new runways be developed and allow the marketplace and competition between these three airports to deliver timely, cost efficient and consumer friendly runway capacity growth in the manner that will most benefit UK consumers, UK tourism and UK job creation.  These 3 new runways will in turn deliver an additional 100m passengers p.a., which - given Airport Council International figures - will sustain about 100,000 new jobs across the 3 London airports. These 3 new runways will also exploit the advantage of the existing road, rail, underground and coach infrastructure which already serves these London airports, without the waste, delay and inefficiency of trying to develop a new greenfield airports and ground transport to serve them.

Approving 3 new runways at Heathrow, Gatwick and Stansted is also the only way to keep Ferrovial/Heathrow honest as it promotes its plans to waste further billions on inefficient, gold-plated facilities which will allow them to again 'game' the CAA's inadequate regulatory regime to further penalise airlines and passengers at Heathrow, with much higher charges.  Competition between the airlines has significantly reduced UK air fares over the past 30 years to such an extent that Ryanair now carries more passengers than British Airways and Easyjet combined.  The Davies Commission (while being another example of David Cameron kicking the can down the road) offers a unique opportunity to finally introduce effective competition and excess capacity in London's runway infrastructure and Ryanair hopes that Sir Howard and his team will seize this historic opportunity."

For further information
please contact:           Robin Kiely                            Joe Carmody
                                   Ryanair Ltd                             Edelman Ireland
                                     Tel: +353-1-8121212           Tel: +353-1-6789 333
                                     press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 July, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary